UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-33458

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Teradata Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TERADATA CORPORATION
10000 Innovation Drive
Dayton, Ohio 45342

TERADATA SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator, and Plan Participants of Teradata Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Teradata Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets held at the end of year as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP
We have served as the Plan's auditor since 2010.
Dayton, Ohio
June 26, 2018

TERADATA SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2017	2016
Assets
Investments, at fair value:
Mutual funds	$221,716,324	192,183,500
Common/collective trust funds	695,020,696	595,125,835
Money market funds	32,773,727	36,748,715
Self-directed brokerage securities	122,876,501	110,645,629
Teradata Corporation common stock	26,813,966	20,536,798
Total investments	1,099,201,214	955,240,477
Receivables:
Notes receivable from participants	7,290,781	7,412,827
Other receivables	2,423	3,514
Total receivables	7,293,204	7,416,341
Total assets	1,106,494,418	962,656,818
Liabilities
Accounts payable	6,322	14,221
Accrued expenses	30,945	132,565
Other	29	29
Total liabilities	37,296	146,815

Net assets available for benefits	$1,106,457,122	$962,510,003
The accompanying notes are an integral part of these financial statements.

TERADATA SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2017
Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$147,874,915
Interest and dividends	15,570,805
Total investment income	163,445,720

Participant loan interest income	328,554

Contributions:
Participant	43,513,318
Employer	19,948,453
Rollovers and other	10,862,758
Total contributions	74,324,529
Total additions	238,098,803
Deductions from net assets attributed to:
Benefits paid to participants	93,942,786
Administrative expenses	208,898
Total deductions	94,151,684
Net increase in net assets	143,947,119
Net assets available for benefits:
Beginning of year	962,510,003
End of year	$1,106,457,122

The accompanying notes are an integral part of these financial statements.

TERADATA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
General
The Teradata Savings Plan (the “Plan”) is a defined contribution plan established on October 1, 2007 by the Board of Directors of Teradata Corporation (“Teradata” or the “Company”). The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).
Eligibility
The Plan covers substantially all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) beginning on the first day of employment.
Contributions and Funding
All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to fifty percent of their eligible compensation, up to certain Internal Revenue Service (“IRS”) limits. Maximum contribution percentage limits are also imposed on the tax-deferred contributions and after-tax contributions made by participants with prior year compensation of $120,000 and over. Annual tax-deferred contributions per participant for the 2017 Plan year were limited to $18,000.
For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. The employer matching contribution for all participants is one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.
The Plan allows employees aged 50 and older to elect to make additional catch-up contributions, subject to IRS limits. Catch-up contribution amounts are not eligible for employer matching contributions. The annual limit on catch-up contributions was $6,000 in 2017.
Participants direct their contributions, as well as the Company’s matching contributions, among various investment options, including target date funds, market index funds, actively managed funds, self-directed brokerage and the Teradata Unitized Stock Fund, which invests primarily in Teradata Common Stock.
Vesting and Forfeitures
Participants are immediately vested in their contributions plus actual earnings on their contributions. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.
Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon termination of employment due to a “reduction in force,” (iii) in the event of death, or (iv) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to either reduce future Company matching contributions or pay certain administrative expenses of the Plan. During the Plan year, forfeitures used to offset Company matching contributions were $1,200,000. The amounts of unallocated forfeitures at December 31, 2017 and 2016 were $269,879 and $404,405, respectively.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are collateralized by 50% of the vested balance in the participant’s accounts and bear interest at a fixed rate based on the prime rate in effect on the last day of the preceding month plus 1%, using the prime rate reported by Reuters. The term of the loan may be between one and five years. Principal and interest is paid ratably through bi-weekly payroll deductions. Upon default, participants are considered for tax purposes to have received a distribution and are subject to income taxes on the outstanding amount of the loan at the time of default. Participant loan interest rates are between 4.25% - 5.25% .
Withdrawals and Benefits
Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), in the case of a qualified reservist called to active duty, or in the case of absence from employment due to qualified military service for more than 30 days, and participants may withdraw after-tax employee contributions (plus earnings) for any reason. Participants may not withdraw any Company matching contributions or any earnings on Company matching contributions until they attain age 59 1/2 or terminate employment with the Company. Participants may withdraw vested balances upon reaching age 59 1/2, or upon termination of employment.
Upon termination of employment, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000 (unless the participant chooses a direct rollover within 90 days). Terminated participants with more than $1,000 in vested benefits may elect to receive a direct rollover to another tax-qualified plan or IRA, a lump-sum payment or quarterly cash installments, or, if the participant has not attained age 70 1/2, may leave the vested benefits within the Plan until reaching age 70 1/2. Upon the death of a participant, the participant’s beneficiary shall be eligible to receive a distribution of the participant’s account.
Termination of the Plan
The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Teradata Board of Directors.
Plan Expenses
A portion of the Plan’s administrative expenses are paid by Teradata. However, at the Company’s discretion, Teradata may choose to utilize available revenue credits, based on a revenue sharing program between Teradata and Fidelity Investments (“Fidelity”), to offset expenses related to the administration of the Plan.
Payments to Withdrawing Participants
The Plan records payments to withdrawing participants at the time of disbursement.
Rollover Contributions
Participant rollover contributions are included as participant contributions in the statement of changes in net assets available for benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Investments in mutual funds and common/collective trusts are valued at the closing net asset values of the funds on the last day of the Plan fiscal year. Teradata Corporation common stock is valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method. Investment contracts held by a defined-contribution plan are required to be reported at fair value.

Notes Receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued (unpaid) interest. Delinquent loans are treated as distributions based on the terms of the Plan document.
Reclassifications
Certain amounts reported in the prior year financial statements have been reclassified to conform to the current year presentation. This includes respective amounts disclosed in these notes to the financial statements.
Risk and Uncertainties
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Subsequent Events

We have evaluated all subsequent events through the date these statements were issued and filed with the United States Securities and Exchange Commission ("SEC").

3. FAIR VALUE MEASUREMENTS
The Company follows the accounting standard dealing with fair value measurements for financial and non-financial assets and liabilities recorded at fair value on a recurring basis, wherein a three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, quoted prices in active markets for similar assets or liabilities, or quoted prices in less-active markets for identical assets; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Common stocks, mutual funds and money market funds: Values derived from quoted market prices in active markets.
Common/collective trust funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end, as reported to the Plan by the trustee, which represents the fair value of shares held by the Plan. A fund’s NAV reflects an exit price, is the same for all holders of the fund, and provides the basis for current transactions. This practical expedient would not be used if it is determined to be probable that the Fund will sell the investment for an amount different from reported net asset value.  Participant transactions (purchases and sales) may occur daily.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual funds	$221,716,324	$221,716,324	$—	$—
Teradata Corporation common stock	26,813,966	26,813,966	—	—
Money market funds	32,773,727	32,773,727	—	—
Self-directed brokerage securities	122,876,501	122,876,501	—	—
Investments measured at fair value	404,180,518	404,180,518	—	—
Investments measured at NAV	695,020,696
Total investments, at fair value	$1,099,201,214

	2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual funds	$192,183,500	$192,183,500	$—	$—
Teradata Corporation common stock	20,536,798	20,536,798	—	—
Money market funds	36,748,715	36,748,715	—	—
Self-directed brokerage securities	110,645,629	110,645,629	—	—
Investments measured at fair value	360,114,642	360,114,642	—	—
Investments measured at NAV	595,125,835
Total investments, at fair value	$955,240,477
The following tables set forth a summary of the Plan's investment in common collective trust funds, reported at net asset value ("NAV") as of December 31:

Investment	2017 Fair Value	2016 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Alliance Bernstein Global Real Estate Securities Collective Trust	$23,871,725	$37,691,319	N/A	Daily	(1)
Fidelity Contrafund - Commingled Pool	$72,602,310	$56,666,505	N/A	Daily	N/A
Fidelity Managed Income Portfolio	$19,945,309	$20,651,245	N/A	Daily	(2)
Northern Trust QM Daily All Country World ex NL	$—	$10,588,996	N/A	Daily	N/A
Northern Trust Russell 2000® Index Fund NL Tier 2	$—	$77,349,607	N/A	Daily	N/A
Northern Trust Russell 3000® Index Fund NL	$—	$24,681,113	N/A	Daily	N/A
Northern Trust Russell S&P 500® Index Fund NL Tier 2	$—	$78,430,004	N/A	Daily	N/A
Northern Trust Russell S&P 500® Index Fund NL Tier J	$—	$168,097,592	N/A	Daily	N/A
Northern Trust TIPS Index Fund NL Tier J	$—	$19,140,267	N/A	Daily	N/A
NT Collective Aggregate Bond Index NL Fund Tier 2	$—	$37,638,301	N/A	Daily	N/A
NT Collective Aggregate Bond Index NL Fund Tier J	$—	$62,508,083	N/A	Daily	N/A
NT Short Term Govt Bond Index Fund Lending	$—	$1,682,803	N/A	Daily	N/A
Northern Trust Collective All Country World Index ex-US Fund	$13,815,500	$—	N/A	Daily	N/A
JPMCB Diversified Commercial Property Fund	$21,989,573	$—	N/A	Daily	N/A
Northern Trust Russell 2000 Index Fund NL Tier 3	$88,461,921	$—	N/A	Daily	N/A
Northern Trust Collective Russell 3000 Index Fund- DC - NL - Tier 3	$29,469,590	$—	N/A	Daily	N/A
Northern Trust Collective Daily S&P 500® Equity Index Fund NL Tier 4	$291,360,200	$—	N/A	Daily	N/A
Northern Trust Collective Aggregate Bond Index Fund NL Tier 3	$107,642,701	$—	N/A	Daily	N/A
Northern Trust Collective Daily ST Govt Bond Index Fund NL Tier J	$2,351,110	$—	N/A	Daily	N/A
Northern Trust Collective TIPS 1-10 YR Index Fund NL Tier 3	$23,510,757	$—	N/A	Daily	N/A
Total	$695,020,696	$595,125,835

(1) A withdraw of substantially all of the Plan assets requires a 30 day notice.
(2) If exchanging from the Fidelity Managed Income Portfolio Fund into a competing fund, an exchange into a non-competing fund for 90 days is required first.

4. RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)
Related party transactions consisted of loans made to participants and investments in Teradata Corporation Common Stock. At December 31, 2017 the Plan held 697,191 shares of Teradata common stock valued at $26,813,966. At December 31, 2016 the Plan held 755,863 shares of Teradata common stock valued at $20,536,798. Fidelity serves as a manager of certain Plan investments. An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. Additionally, Alliance Bernstein Trust Company, LLC is a party in interest serving as custodian of the target date funds. The cash receipts from Fidelity and cash disbursements from these investments constitute related party transactions. None of these related party transactions are prohibited transactions as defined under ERISA. Administrative expenses, net of revenue credits, were $208,898 during 2017.
5. TAX STATUS
The Company received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (“the Code”). Therefore, the Plan is qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.
Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.
The Plan administrator evaluated the Plan’s tax positions and concluded that there are no uncertain tax positions that require recognition or disclosure in the financial statements. The Plan is subject to tax examinations by tax authorities for all open Plan years.

Schedule H, Line 4i – Schedule of Assets Held at End of Year**
EIN – 75-3236470
Plan-001

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost***	(e) Current Value
	Common Stock
*	Teradata Corporation	697,191	shares		$26,813,966
	Common/Collective Trusts
*	Fidelity Contrafund - Commingled Pool	4,546,168	shares		$72,602,310
	Northern Trust Collective Russell 2000® Index Fund NL Tier 3	383,507	shares		88,461,921
	Northern Trust Collective Russell 3000® Index Fund NL Tier 3	141,981	shares		29,469,590
	Northern Trust Collective Daily S&P 500® Equity Index Fund NL Tier 4	2,675,287	shares		291,360,200
*	Fidelity Managed Income Portfolio	19,945,309	shares		19,945,309
	Northern Trust Collective TIPS 1-10 YR Index Fund NL Tier 3	234,434	shares		23,510,757
	Northern Trust Collective Aggregate Bond Index NL Fund Tier 3	917,296	shares		107,642,701
	Northern Trust Collective Short Term Govt Bond Index Fund NL Tier J	22,745	shares		2,351,110
	Alliance Bernstein Global Real Estate Securities Collective Trust	1,527,343	shares		23,871,725
	JPMCB Diversified Commercial Property	645,441	shares		21,989,573
	Northern Trust Collective All Country World Index Ex-US Fund NL	86,046	shares		13,815,500
	Total common/collective trusts				695,020,696
	Mutual Funds
	Wells Fargo Emerging Growth Institution	976,746	shares		$15,295,836
	Allianz NFJ Small-Cap Value Fund Administrative Class	1,034,700	shares		25,091,487
	Sound Shore Fund	380,694	shares		17,534,781
	PIMCO Total Return Inst CL	2,615,504	shares		26,861,224
	Lazard Emerging Mkts Equity Instl CL	1,559,322	shares		31,217,121
	MFS Institutional International Equity Class Fund I	4,152,330	shares		105,715,875
	Total mutual funds				$221,716,324
	Money Market Funds
*	Fidelity Institutional Money Market -Treasury	32,462,530	shares		$32,462,530
*	Fidelity Institutional Money Market - Money Market Portfolio - Class I	311,197	shares		311,197
	Total money market funds				$32,773,727
	Other
*	Fidelity BrokerageLink				$122,876,501
*	Participant Loans	****			$7,290,781
	TOTAL				$1,106,491,995

*	Identifies a party-in-interest to the Plan.
**	This schedule represents those assets required to be reported under Section 2520.103-11 of the Department of Labor’s Rules and Regulations, and Form 5500 Schedule H, Line 4i.
***	Per Section 2520.103-11(d) of the Department of Labor’s Rules and Regulations, cost may be omitted as all investments are participant directed.
****	The participant loan interest rates are between 4.25% - 5.25%. The loan terms are between one and five years.

EXHIBIT LISTING
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES
Teradata Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Teradata Corporation, the administrator of the Teradata Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Teradata Savings Plan

Date:	June 26, 2018	By:	/s/ Mark A. Culhane
Mark A. Culhane
Executive Vice President and Chief Financial Officer